Exhibit 99.6

Wipro Limited

Highlights for the Quarter ended March 31, 2023

REVENUE

$2.82 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
-0.6%	6.5%	16.3%

STRATEGIC MARKET UNITS MIX

AMERICAS 1	AMERICAS 2	EUROPE	APMEA
28.8%	30.7%	29.3%	11.2%

SECTOR MIX

Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication
34.2%	18.8%	12.2%	12.3%	11.0%	7.0%	4.5%

GLOBAL BUSINESS LINES MIX

61.4% iDEAS
Integrated Digital, Engineering & Application Services

38.6% iCORE
Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services

TOTAL BOOKINGS

$4.1 Bn
29% YoY Constant Currency

LARGE DEAL TCV

$1.1 Bn
155% YoY Constant Currency

OUTLOOK

for the Quarter ending June 30, 2023

Revenue from our IT Services business including India State Run Enterprise (ISRE) segment to be in the range of $2,753 million to $2,811 million*. This translates to a sequential guidance of -3.0% to -1.0% in constant currency terms.

* Outlook for the Quarter ending June 30, 2023, is based on the following exchange rates: GBP/USD at 1.22, Euro/USD at 1.07, AUD/USD at 0.68, USD/INR at 81.74 and CAD/USD at 0.74

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
3.3%	12.6%	20.3%

TOTAL HEADCOUNT	256,921	ATTRITION VOL – TTM	19.2%
GROSS UTILIZATION	74.0%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	59.7%

Note 1: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2

Note 2: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

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Wipro Limited

Highlights for the Year ended March 31, 2023

REVENUE

$11.2 Bn

YoY Growth	YoY Constant Currency	Operating Margin
7.8%	11.5%	15.7%

STRATEGIC MARKET UNITS MIX

29.1%	AMERICAS 1	31.0%	AMERICAS 2	28.6%	EUROPE	11.3%	APMEA

SECTOR MIX

34.9%	18.8%	11.8%	11.5%	11.4%	6.9%	4.7%
Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication

GLOBAL BUSINESS LINES MIX

61.8% **iDEAS** Integrated Digital, Engineering & Application Services

38.2% **iCORE** Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services

CAPITAL ALLOCATION

1. Board approves Buy-Back for the value of ₹120 billion
2. The interim dividend of ₹1 declared by the Board at its meetings held on January 13th, 2023 shall be considered as the final dividend for the financial year 2022-23

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
3.2%	13.0%	20.8%

TOTAL HEADCOUNT	256,921	ATTRITION VOL – TTM	19.2%
GROSS UTILIZATION	72.8%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	59.1%

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Wipro Limited

Results for the Quarter and Year ended March 31, 2023

A IT Services

	FY 22 – 23					FY 21 – 22	
	FY	Q4	Q3	Q2	Q1	FY	Q4
IT Services Revenues ($Mn)	**11,159.7**	2,823.0	2,803.5	2,797.7	2,735.5	**10,355.9**	2,721.7
Sequential Growth	**7.8%**	0.7%	0.2%	2.3%	0.5%	**27.3%**	3.1%
Sequential Growth in Constant Currency Note 3	**11.5%**	-0.6%	0.6%	4.1%	2.1%	**26.9%**	3.1%
Operating Margin % Note 4	**15.7%**	16.3%	16.3%	15.1%	15.0%	**17.7%**	17.0%
Strategic Market Units Mix							
Americas 1	**29.1%**	28.8%	29.4%	29.2%	29.1%	**27.9%**	28.3%
Americas 2	**31.0%**	30.7%	30.8%	31.3%	31.3%	**30.6%**	31.0%
Europe	**28.6%**	29.3%	28.8%	28.1%	28.3%	**29.9%**	29.3%
APMEA	**11.3%**	11.2%	11.0%	11.4%	11.3%	**11.6%**	11.4%
Sectors Mix							
Banking, Financial Services and Insurance	**34.9%**	34.2%	34.9%	35.2%	35.4%	**34.7%**	35.4%
Consumer	**18.8%**	18.8%	18.9%	18.8%	18.5%	**17.5%**	17.9%
Health	**11.8%**	12.2%	12.0%	11.4%	11.5%	**11.7%**	11.5%
Energy, Natural Resources and Utilities	**11.5%**	12.3%	11.4%	11.2%	11.1%	**12.2%**	11.5%
Technology	**11.4%**	11.0%	11.3%	11.6%	11.8%	**12.1%**	11.9%
Manufacturing	**6.9%**	7.0%	6.9%	6.9%	6.7%	**6.8%**	7.0%
Communications	**4.7%**	4.5%	4.6%	4.9%	5.0%	**5.0%**	4.8%
Global Business Lines Mix							
iDEAS	**61.8%**	61.4%	61.7%	62.3%	61.9%	**60.9%**	61.2%
iCORE	**38.2%**	38.6%	38.3%	37.7%	38.1%	**39.1%**	38.8%
Guidance ($Mn)	**11,551-11,599**	2,785-2,831	2,811-2,853	2,817-2,872	2,748-2,803	—	2,692-2,745
Guidance restated based on actual currency realized ($Mn)	**11,160-11,207**	2,823-2,869	2,799-2,841	2,766-2,821	2,704-2,759	—	2,694-2,747
Revenues performance against guidance ($Mn)	**11,160**	2,823	2,803	2,798	2,736	—	2,722

Note 3: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 4: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

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	FY 22 – 23					FY 21 – 22	
	FY	Q4	Q3	Q2	Q1	FY	Q4
Customer size distribution (TTM)							
> $100Mn	**19**	19	19	19	20	**19**	19
> $75Mn	**29**	29	29	29	30	**29**	29
> $50Mn	**53**	53	52	52	50	**50**	50
> $20Mn	**117**	117	119	122	120	**117**	117
> $10Mn	**208**	208	202	198	195	**194**	194
> $5Mn	**311**	311	307	308	306	**297**	297
> $3Mn	**427**	427	431	425	417	**410**	410
> $1Mn	**750**	750	739	729	703	**679**	679
Revenue from Existing customers %	**97.4%**	96.5%	96.9%	97.4%	98.7%	**95.2%**	93.7%
Number of new customers	**435**	63	80	128	164	**428**	116
Total Number of active customers	**1,441**	1,441	1,484	1,471	1,433	**1,369**	1,369
Customer Concentration							
Top customer	**3.2%**	3.3%	3.2%	3.2%	3.2%	**3.2%**	3.2%
Top 5	**13.0%**	12.6%	13.3%	13.1%	13.0%	**12.5%**	12.9%
Top 10	**20.8%**	20.3%	21.3%	21.0%	20.9%	**20.0%**	20.5%
% of Revenue							
USD	**61%**	60%	62%	62%	62%	**59%**	60%
GBP	**10%**	11%	10%	10%	10%	**11%**	11%
EUR	**10%**	11%	10%	9%	9%	**10%**	9%
INR	**4%**	4%	4%	4%	4%	**5%**	5%
AUD	**5%**	4%	4%	5%	5%	**5%**	5%
CAD	**3%**	3%	3%	3%	3%	**3%**	3%
Others	**7%**	7%	7%	7%	7%	**7%**	7%
Closing Employee Count	**256,921**	256,921	258,744	259,179	258,574	**243,128**	243,128
Sales & Support Staff (IT Services)	**16,986**	16,986	17,076	16,647	17,806	**17,691**	17,691
Utilization Note 5							
Gross Utilization	**72.8%**	74.0%	72.3%	72.3%	72.7%	**76.8%**	75.8%
Net Utilization (Excluding Trainees)	**81.2%**	81.7%	79.7%	79.8%	83.8%	**86.8%**	85.2%
Attrition							
Voluntary TTM (IT Services excl. DOP)	**19.2%**	19.2%	21.2%	23.0%	23.3%	**23.8%**	23.8%
DOP % — Post Training Quarterly	**9.9%**	9.0%	8.7%	10.3%	11.4%	**9.0%**	9.0%

Note 5: IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS and Rizing

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B IT Services

(Excluding DOP, Designit, Cellent, Appirio, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS & Rizing)

Revenue from FPP	59.4%	59.5%	59.4%	58.7%	59.8%	62.8%	62.2%
Offshore Revenue — % of Services	59.1%	59.7%	59.0%	58.9%	58.7%	56.1%	58.3%

C Growth Metrics

for the Quarter and Year ended March 31, 2023 Note 3

	Q4'23 Reported QoQ%	Q4'23 Reported YoY%	Q4'23 CC QoQ%	Q4'23 CC YoY%	FY'23 Reported YoY%	FY'23 CC YoY%
IT Services	0.7%	3.7%	-0.6%	6.5%	7.8%	11.5%
Strategic Market Units						
Americas 1	-1.4%	5.6%	-1.5%	5.9%	12.5%	12.7%
Americas 2	0.1%	2.6%	-0.3%	3.8%	9.2%	10.5%
Europe	2.6%	3.6%	-0.6%	9.2%	3.3%	12.1%
APMEA	3.0%	2.3%	0.7%	7.9%	4.2%	10.1%
Sectors						
Banking, Financial Services and Insurance	-1.2%	0.4%	-2.4%	3.6%	8.4%	12.5%
Consumer	0.4%	9.2%	-0.9%	11.1%	15.3%	18.3%
Health	2.5%	9.6%	2.0%	10.8%	8.1%	9.6%
Energy, Natural Resources and Utilities	8.2%	10.0%	5.9%	14.6%	1.9%	7.6%
Technology	-2.0%	-4.5%	-2.7%	-3.0%	2.0%	4.7%
Manufacturing	1.9%	4.3%	-0.3%	7.0%	8.6%	12.7%
Communications	-2.5%	-1.8%	-4.4%	3.1%	3.3%	10.3%
Global Business Lines						
iDEAS	0.2%	4.0%	-1.3%	7.0%	9.4%	13.5%
iCORE	1.6%	3.3%	0.4%	5.6%	5.2%	8.4%

D Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q4 FY22-23 (INR Mn)

Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	160,311	1,180	1,275	(28)	162,738
Selling and marketing expenses	16,866	23	19	(2)	16,906
General and administrative expenses	15,621	(13)	4	60	15,672
Total	**192,798**	**1,190**	**1,298**	**30**	**195,316**

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